FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

     *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

April 2003

Dear Shareholder,

In the first issue of Delhaize Group News, we wrote that 2002 was proving to be a very challenging year. The weakening U.S. dollar and the Southeastern U.S. economic slowdown and sharp competition had put pressure on sales and margins at Food Lion and Kash n’ Karry. Our share price declined significantly during the year.

Although the external factors continued throughout the year, Delhaize Group was able to post better than previously expected 2002 financials for the total Company. Highlights for 2002 include:

—	2.1% organic sales growth, eliminating the effect of changing exchange rates and divestitures

—	Significant commercial success at Hannaford, Delhaize Belgium and Alfa-Beta (Greece)

—	Weak sales at our Southeastern U.S. banners

—	3% increase in net earnings per share, and

—	Improvement in our key net debt to equity ratio from 127.3% to 109.4%.

Actions taken in late 2002 to stem declining sales at Food Lion and Kash n’ Karry plus lowering costs and expenses succeeded in delivering better fourth quarter results than we previously indicated. Our efforts will continue in 2003. We have identified USD 100 million additional cost savings at Food Lion to further strengthen our competitiveness and to protect our profitability. These measures will help us continue to generate significant free cash flow.

The Board of Directors announced on March 13th that they will propose to the shareholders at the Annual Shareholders Meeting (May 22, 2003) a gross dividend payment of EUR 0.88, or a net dividend of EUR 0.66 after 25% withholding tax (EUR 1.08 net dividend for the previous year). The dividend proposal reflects the confidence of the Board of Directors in the Company’s future and yet recognizes the immediate challenges we face and the need to conserve our cash.

In the second half of 2002, Delhaize Group’s operating companies launched several initiatives to grow their top line. Included in this edition of Delhaize Group News is an article on the cost-savings efforts being put forth by Food Lion in 2003.

The Company remains committed to the reduction of its debt and is steadily progressing toward its set target of USD 1 billion free cash flow by Delhaize America in 2001-2003. We also continue to work on sharing our best practices across the operations.

While we were happy to announce better than expected final sales and margins for 2002, we remain cautious due to the economic and competitive environment which confronts us with many uncertainties. However, the actions we are taking are vigorous and appropriate to ensure strong future performance.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group Results Fiscal Year 2002

	In USD	In EUR

in millions (except EPS)	2002	2002	2001	Change

Sales	19,563.0	20,688.4	21,395.9	-3.3%
EBITDA	1,451.7	1,535.2	1,649.2	-6.9%
EBITDA margin	7.4%	7.4%	7.7%	—
Operating profit	763.3	807.2	921.3	-12.4%
Operating margin	3.9%	3.9%	4.3%	—
Net earnings	168.6	178.3	149.4	+19.3%
Cash earnings	318.0	336.3	339.0	-0.8%
Net EPS	1.83	1.94	1.88	+3.0%
Cash EPS	3.45	3.65	4.26	-14.4%
Net debt	4,087.6	3,897.8	4,775.9	-18.4%
Net debt to equity ratio	109.4%	109.4%	127.3%	—

For definitions and reconciliations of non-GAAP measures, please see the page inserted in this newsletter.

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and net earnings of EUR 178.3 million (USD 168.6 million). Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

Food Lion: Commitment to Efficient Operations

Food Lion, Delhaize Group’s banner in the Southeast of the U.S., faced a challenging competitive and economic environment during 2002. To strengthen its competitive position as a low-price leader and protect its profitability, Food Lion identified USD 100 million in cost savings in 2003.

The cost savings have been identified in the following areas:

—	Closure of 41 under-performing stores (shown in map)

—	Streamlining of the workforce

—	Reduction of indirect procurement costs by USD 40 million

—	New store labor models and lower maintenance expense

—	Technology enhancements

—	Supply chain improvements

The first measure involved closing 41 unprofitable Food Lion stores in the month of January 2003. These stores were located in the entire Food Lion market. The Company worked diligently to rehire as many displaced associates of these affected stores in nearby stores.

The second initiative was a streamlining of Food Lion’s support activities, resulting in the elimination of 400 positions at headquarters, distribution centers, transportation and field management in the first half of 2003. For Rick Anicetti, President and CEO of Food Lion, these decisions were difficult, but at the same time necessary to protect the health of Food Lions operations. The Company worked to ensure that every person affected was treated with respect, dignity and concern.

In indirect procurement, Food Lion has targeted USD 40 million in savings. The cost of printing our weekly flyers is but one example where the Company has found a more effective procurement opportunity: it will realize a savings of USD 5 million annually on a spend base of USD 16 million in 2002.

Another way of saving costs is through energy reduction. Through its energy management program, the Company decreased its energy consumption in 2002 by 5% and its natural gas usage by 29%, while increasing total building square footage by 2.2%. In 2003, Food Lion was named for the second consecutive year Energy Star Partner of the Year by the U.S. Environmental Protection Agency for its energy reduction efforts.

Food Lion is striving to gain additional savings through an all-inclusive review of its operations, from the decision of which product to buy to the sale of the product to its customer. The result will be a long-term, strategic plan that will support Food Lion’s objective of cutting unnecessary costs out of its operations. A cross-functional management team has been assembled to concentrate on this process from start to finish. As a result of this multidisciplinary approach, Food Lion will have a better understanding of every aspect of the supply chain and a more thorough analysis so as to produce the maximum level of results. In 2002, Food Lion introduced a new software system in its distribution centers, resulting in more accurate deliveries to the stores and a more efficient organization at the warehouse level.

In 2002, Food Lion celebrated its 45th year, serving over 10 million customers with extra-low prices and convenient store formats and locations that make it the strong grocery leader it is today. To obtain this position, Food Lion has always focused on efficiency and its ability to run a low-cost operation. The measures being taken during 2003 reflect a continuing commitment to those principles.

The Q4 2002 Results: Highlights

—	Sales down 8.5% to EUR 5.0 billion (USD 5.0 billion) due to U.S. dollar weakening by 10.4%, closing of Super Discount Markets and soft sales

—	Organic sales growth of +0.4% due to store openings (+ 25 stores to 2,520) and high sales growth at Hannaford, in Europe and in Asia

—	Net earnings of EUR 59.7 million (USD 59.7 million) (EUR 90.8 million in Q4 2001) due to changes in exceptional result.

—	Net debt decreased from EUR 4,091.0 million at the end of Q3 to EUR 3,897.8 million at the end of Q4, thanks to debt repayment and the weakening U.S. dollar.

	In USD	In EUR

in millions (except EPS)	Q4 2002	Q4 2002	Q4 2001	Change

Sales	4,984.1	4,987.1	5,452.2	-8.5%
EBITDA	395.0	395.2	456.1	-13.3%
Operating profit	210.2	210.3	241.7	-13.0%
Financial result	(91.7)	(91.8)	(113.8)	-19.3%
Exceptional result	(12.7)	(12.7)	55.3	—
Income taxes	(45.2)	(45.1)	(54.0)	-16.4%
Net earnings	59.7	59.7	90.8	-34.2%
Cash earnings	114.5	114.6	112.9	+1.5%
Net EPS	0.65	0.65	0.99	-34.2%
Cash EPS	1.24	1.24	1.23	+1.5%

The press release on Delhaize Group’s 2002 and Q4 2002 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or can be obtained from the IR Department.

Shareholder Information

Financial Calendar		To Request Materials
> 2002 annual report	April 23, 2003	> Europe: +32 2 412 21 51
> 2003 1st quarter results	May 8, 2003	> U.S.: +1 704 633 8250, ext. 3398
> Shareholders Meeting	May 22, 2003
> Record date dividend ADR holders	May 23, 2003	Contacts & Inquiries
> 2002 dividend becomes payable for owners of ordinary shares	May 26, 2003	> Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions)
> 2002 dividend becomes payable for ADR holders	June 5, 2003	> can be found on Delhaize Group’s website: www.delhaizegroup.com.
> 2003 2nd quarter results	August 1, 2003
> 2003 3rd quarter results	November 6, 2003	Questions can be sent to
> investor@delhaizegroup.com

Ticker Symbol

> Ordinary shares (Euronext Brussels): DELB	Investors and Media	Investors Relations
> ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share)		(United States)

Depositary Agent ADRs

	Delhaize Group	Delhaize Group
	Investor Relations	Investor Relations
> The Bank of New York	Rue Osseghemstraat 53	P.O. Box 1330
P.O. Box 11248	1080 Brussels	Salisbury, NC
New York, NY 10286-1258	Belgium	28145-1330
Toll Free Ph#: 1-877-853-2191	Tel: +32 2 412 21 51	United States
	Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

Where to Find Stock Quotes?

> www.delhaizegroup.com

> www.euronext.com
> www.nyse.com

Information on Delhaize Group

It is our Company’s commitment to provide its shareholders with up-to-date information on the Company’s status through general communications and financial reports. With that purpose in mind, the newsletter “Delhaize Group News” was developed for all shareholders, and is now delivered to you each quarter. The newsletter gives you a summary of the last quarter and also features information on the Company’s many banners across three continents. Delhaize Group also provides information in other formats and methods. Let’s review them.

Delhaize Group Website	www.delhaizegroup.com
	> Latest management presentations/Web casts	Section: Investors
	> Stock quotes	Section: Homepage
	> Frequently Asked Questions	Section: Investors
	> Link to SEC Filings	Section: Investors
	> Information on executive management	Section: Media
	> Information on Board members	Section: Corporate Governance
	> Links to local banners	Section: Companies
Annual Reports	Mailed to all shareholders of record. Also available on the website.
Press Releases	Available on the website and through multiple media channels.
Alert Service	On the Delhaize Group website (Section: Investors), you can subscribe to receive Delhaize Group’s press releases and newsletter via email.

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

—	Definitions

	•	Cash earnings: reported earnings plus amortization of goodwill and intangibles, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests

	•	Cash earnings per share (cash EPS): cash earnings divided by the weighted average number of shares during the period

	•	EBITDA: earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, other income/expense, exceptional items and minority interests

	•	Comparable store sales: sales from the same stores, including relocations and expansions

	•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

	•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash

	•	Net earnings: consolidated profit, net of minority interests

	•	Net earnings per share (EPS): net earnings divided by the weighted average number of shares during the period

	•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

	•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

Earnings Reconciliation

Q4 2002	Q4 2001	(in millions of EUR)	2002	2001

59.7	90.8	Net earnings	178.3	149.4
		Add (subtract):
6.6	2.6	Store closings in the normal course of business	3.0	8.5
(2.4)	(1.0)	Taxes and minority interests on store closings	(1.1)	(4.0)
46.7	59.6	Amortization of goodwill and intangibles	176.2	158.0
(8.6)	(19.7)	Taxes and minority interests on amortization of goodwill and intangibles	(33.4)	(43.1)
12.7	(55.3)	Exceptional result	13.8	95.8
(0.1)	35.9	Taxes and minority interests on exceptional income/(expense)	(0.5)	(25.6)
114.6	112.9	Cash earnings	336.3	339.0
1.24	1.23	Cash EPS (in EUR)	3.65	4.26

Net Debt Reconciliation

(in millions of EUR)	December 31, 2002	September 30, 2002	December 31, 2001

Long-term financial debt	3,790.5	4,075.0	4,529.9
Current financial liabilities	525.0	501.7	637.8
Cash and short-term investments	(417.7)	(485.7)	(391.9)
Net debt	3,897.8	4,091.0	4,775.9
Net debt to equity ratio	109.4%	110.9%	127.3%

Free Cash Flow Reconciliation

Q4 2002	(in millions of EUR)	2002	2001

163.1	Net cash provided by operating activities	1,036.8	1,208.5
(178.1)	Net cash used in investing activities	(600.8)	(608.3)
—	Dividends and directors’ remuneration paid	(135.8)	(144.4)
(15.0)	Free cash flow after dividend payments	300.2	455.8

Organic Sales Growth Reconciliation

Q4 2002	Q4 2001%		(in millions of EUR)	2002	2001	%

4,987.1	5,452.2	-8.5%	Sales	20,688.4	21,395.9	-3.3%
442.2	—	—	Effect of foreign exchange	866.8	—	—
5,429.3	5,452.2	-0.4%	Sales at identical exchange rates	21,555.2	21,395.9	+0.7%
—	(46.6)	—	Minus Super Discount Markets	—	(278.8)	—
5,429.3	5,405.6	+0.4%	Organic sales growth	21,555.2	21,117.1	+2.1%

EBITDA Reconciliation

Q4 2002	Q4 2001	(in millions of EUR)	2002	2001

59.7	90.8	Net earnings	178.3	149.4
		Add (subtract):
3.1	36.8	Minority interests	1.5	19.4
45.2	54.0	Income taxes	159.6	191.8
12.7	(55.3)	Exceptional expense / (income)	13.8	95.8
(2.2)	1.6	Other income / (expense)	(1.1)	0.6
91.8	113.8	Financial expense / (income)	455.1	464.3
131.6	152.2	Depreciation	548.8	561.4
46.7	59.6	Amortization of goodwill and intangibles	176.2	158.0
6.6	2.6	Store closings in the normal course of business	3.0	8.5
395.2	456.1	EBITDA	1,535.2	1,649.2
7.9%	8.4%	As % of sales	7.4%	7.7%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 27, 2003	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President